 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 28, 2024
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on May 28, 2024, entitled "Equinor ASA: Share buy-back".

Equinor ASA: Share buy-back

Please see below information about transactions made under the second tranche of the 2024 share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR, CEUX:EQNRO, TQEX:EQNRO).

Date on which the second tranche of the 2024 programme was announced: 25 April 2024. The duration of the second tranche of the 2024 programme: 16 May to no later than 22 July 2024.

Further information on the tranche can be found in the stock market announcement on its commencement dated 25 April 2024, available here: https://newsweb.oslobors.no/message/616714

From 20 May until 24 May 2024, Equinor ASA has purchased a total of 2,265,000 own shares at an average price of NOK 304.6393 per share.

Overview of transactions:

Date	Trading venue	Aggregated daily volume (number of shares)	Weighted average share price (NOK)	Total transaction value (NOK)

20 May	OSE
	CEUX
	TQEX

21 May	OSE	600,000	302.5603	181,536,180.00
	CEUX
	TQEX

22 May	OSE	480,000	304.1051	145,970,448.00
	CEUX
	TQEX

23 May	OSE	540,000	308.5712	166,628,448.00
	CEUX
	TQEX

24 May	OSE	645,000	303.6790	195,872,955.00
	CEUX
	TQEX

Total for the period	OSE	2,265,000	304.6393	690,008,031.00
	CEUX
	TQEX

Previously disclosed buy-backs under the first tranche of the 2024 programme	OSE	600,000	298.4881	179,092,860.00
	CEUX
	TQEX
	Total	600,000	298.4881	179,092,860.00

Total buy-backs under first tranche of the 2024 programme (accumulated)	OSE	2,865,000	303.3511	869,100,891.00
	CEUX
	TQEX
	Total	2,865,000	303.3511	869,100,891.00

Following the completion of the above transactions, Equinor ASA owns a total of 79,469,003 own shares, corresponding to 2.65% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme (excluding shares under Equinor’s share savings programme, Equinor owns a total of 72,271,714 own shares, corresponding to 2.41% of the share capital).

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and that is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix:
A overview of all transactions made under the buy-back tranche that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact details:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+ 47 412 60 584

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: May 28, 2024	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer